Exhibit 21.1

LIST OF SUBSIDIARIES OF EMPIRE STATE REALTY TRUST, INC.

The following list sets forth Empire State Realty Trust, Inc.’s subsidiaries:

Name of Subsidiary	State or Country of Incorporation
Empire State Realty OP, L.P.	Delaware
Empire State Realty Holdings TRS, LLC	Delaware
Empire State Realty Observatory TRS, LLC	New York